Contact:	Craig Bald	NEWS RELEASE
	(262) 369-8163	For Immediate Release

THE MIDDLETON DOLL COMPANY ANNOUNCES
TENDER OFFER TO REPURCHASE
ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES A

        Hartland, Wisconsin, August 15, 2007 – The Middleton Doll Company (OTCBB: DOLLP) announced today the commencement of a tender offer to repurchase up to 300,000 shares of its Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (preferred stock), at a price of $14.00 per share. This represents approximately 72.4% of the company’s outstanding preferred stock as of August 10, 2007. The tender offer will expire at 5:00 p.m., Eastern time, on Thursday, September 13, 2007, unless extended. The company will use available cash and cash equivalents to acquire shares in the tender offer.

        The company is conducting this offer to redeem shares of preferred stock, at what it believes is a reasonable price given its financial condition, in advance of July 1, 2008, when the company will be obligated to redeem all of its then outstanding preferred stock. To the extent the company has legally available funds for the redemption, the company is obligated to redeem the preferred stock at a price of $25 per share plus accrued dividends, but the company does not expect to generate sufficient funds from the sale of assets of its financial services segment to redeem the preferred stock. The company will only have sufficient funds to redeem the preferred stock and to continue to pay dividends on the preferred stock if its consumer products segment can generate sufficient earnings and/or it is able to raise funds from other sources. However, the company’s consumer products segment has realized losses from operations for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 of $(280,107), $(2,284,175), $(4,463,641), $(2,969,985) and $(3,411,361), respectively. The consumer products segment also incurred a net loss of $(1,391,609) for the six months ended June 30, 2007. The company is considering various alternatives, including the sale or pledging of some or all of its assets, in order to address all of its financial obligations, including the redemption of the preferred stock. There can be no assurance that the company will be able to redeem the preferred stock on July 1, 2008. If the company is unable to redeem the preferred stock, its business, financial condition and results of operations could be materially adversely affected.

        On August 1, 2007, the company sold its headquarters building to an unrelated party for $4.2 million, less the associated brokerage commission and other closing costs. As of August 10, 2007, the company has $4.57 million in cash, most of which will be used to fund this offer, with the rest to be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends. At this time, the company has one building for sale with a carrying value of approximately $1.39 million and remaining loans valued at $209,563 net of a $63,813 loan loss reserve. It is the company’s intention to sell these assets, but the company is uncertain of the amount of proceeds that such sales will generate, as this is dependent on a variety of factors that are beyond the company’s ability to control. Any proceeds from such sales would in part be used to purchase or redeem preferred stock, but a portion of the additional proceeds would also likely be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends.

        Neither the company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Salvatore L. Bando, President and Chief Executive Officer and a director of the company, and David A. Geraldson, a director of the Company, who are the only executive officer and directors that own shares of preferred stock, have indicated that they will tender all of their shares in the offer. Shareholders must decide how many shares they will tender, if any.

        Under the tender offer, the company’s shareholders will have the opportunity to tender some or all of their shares at a purchase price of $14.00 per share. If holders of more than 300,000 shares properly tender, and do not withdraw, their shares, the company will purchase shares tendered by those shareholders, at the purchase price, subject to proration. Shareholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to shareholders.

        The Offer to Purchase, Letter of Transmittal and related documents are being mailed to shareholders of record as of August 14, 2007 and will also be made available for distribution to beneficial owners of the company’s preferred stock.

        Shareholders and investors should read carefully the Offer to Purchase and related materials because they contain important information. Shareholders and investors may obtain a free copy of the Offer to Purchase and other documents that the company has filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov and at the company’s website http://www.themiddletondollcompany.com. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

        Shareholders who have any questions or need assistance tendering their shares, should call the Information Agent for the offering, Georgeson Inc., toll-free at (866) 233-7772.

        The Middleton Doll Company currently operates in two segments, consumer products and financial services. The company’s consumer products segment is comprised of Lee Middleton Original Dolls, Inc., a designer and marketer of lifelike collectible and play dolls, and License Products, Inc., which does business as FirsTime Manufactory, a designer and marketer of clocks and home decor products that are sold to major national retailers. The company’s financial services segment is comprised primarily of the remaining assets of the lending and real estate leasing business of its former subsidiary, Bando McGlocklin Small Business Lending Corporation, now owned by Lee Middleton Original Dolls. Beginning on January 4, 2006, the financial services segment began selling substantially all of its loans, loan participations and leased real estate properties. The company does not intend to continue in the financial services segment after the remaining financial services segment’s assets are sold.

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include: the degree of success of the strategy to reduce expenses and to increase revenue in the consumer products segment; the declining demand for collectible dolls in the consumer products segment; the company’s ability to provide the necessary cash to meet operating and working capital requirements beyond 2007; and the ability of the company to provide the necessary cash to continue to pay dividends on the preferred stock and to redeem the outstanding preferred stock.

The Middleton Doll Company news releases
are available on-line 24 hours a day at:
http://www.middletondollcompany.com

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